FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 12, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 12, 2007 and incorporated by reference herein is the Registrant's immediate report dated February 12, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: February 12, 2007

BLUEPHOENIX SOLUTIONS REPORTS RECORD
FOURTH QUARTER AND FISCAL YEAR 2006 RESULTS

—	Annual Revenue Reaches Record $68 million
—	FY 2006 Net Income non-GAAP $5,886 as compared to $2,345 in FY 2005
—	FY 2006 EPS non-GAAP $0.41 as compared to $0.17 in FY 2005

Herzlia, Israel – February 12, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported its financial results for the fourth quarter and year ended December 31, 2006.

Fourth Quarter Results
BluePhoenix reported record fourth quarter sales of $18.3 million, an increase of 19% versus $15.4 million in the fourth quarter of 2005, and up from $17.1 million in the previous quarter. Operating income for the fourth quarter was a record $2.4 million, up 53% from $1.5 million in the fourth quarter of 2005 and up 18% from $2 million in the prior quarter. This marks the eighth consecutive quarter of growth in revenues and operating income that the Company has achieved.

Operating income margin for the fourth quarter climbed to a record 13% as compared to 12% in the previous quarter this year and 10% in the comparable fourth quarter of 2005.

Net income on a non-GAAP basis for the fourth quarter, excluding non-cash financial expenses mainly related to the convertible debentures, was $1.7 million, or $0.12 per share, as compared to $900,000, or $0.06 per share, in the fourth quarter of 2005, and $1.5 million, or $0.10 per share, in the prior quarter.

Net income on a GAAP basis for the fourth quarter was $1.38 million, or $0.09 per share, an increase of 70% as compared to $809,000, or $0.06 per share, in the fourth quarter of 2005 and up from $1.2 million, or $0.09 per share, in the previous quarter.

Fiscal Year 2006 Results
For the year ended December 31, 2006, BluePhoenix reported record sales of $68 million, up 15% from $58.9 in the previous year. The annual operating income for 2006 was $7.9 million almost double the comparable to $4 million in 2005.

Net income on a non-GAAP basis for 2006, excluding non-cash financial expenses mainly related to the convertible debentures, was $5.9 million or $0.41 per share, as compared to $2.3 million, or $0.17 per share in 2005.

Net income on a GAAP basis for 2006 was $4.7 million, or $0.33 per share, a jump of 261% from $1.8 million, or $0.13 per share, in 2005.

“The sequential growth in revenues and operational income that we achieved is the ultimate proof to our sustainable business model that we are implementing and the readiness of the market for our solutions,” said Arik Kilman, chief executive officer of BluePhoenix Solutions. “The measurable and demonstrated business value that we bring to our customers serves as a catalyst in attracting new customers to use our proven solutions. This is evident in the increase in the backlog of signed purchase orders to $80 million at the beginning of 2007, as compared to $50 million at the beginning of 2006 and $35 million at the start of 2005.”

Accomplishments
The following highlights were announced or occurred during 2006:

—	Acquisition of the activities of our competitor CodeStream, strengthening our competitive advantage in the market, and gaining access to excellent technology, presence in the government sector and a highly professional skill base;

—	Release of unique redevelopment solution for converting COBOL applications to Java and C#, incorporating a toolset, methodology and services;

—	Verification of the simultaneous delivery model, which enables off-shore delivery in conjunction with on-site support. This model minimizes the interruption of customer systems and related risks during modernization projects;

New Deal Announcements During 2006

—	Successful completion of Bull to HP migration for Port of Felixstowe, a member of Hutchison Ports Holding Group and the largest container port in the UK;
—	Swiss Kanton Solothurn chose BluePhoenix to migrate the local government’s Konsul core business process application from PowerBuilder to Java;
—	Selected by Southeast Toyota Distributors and its parent company, JM Family Enterprises to modernize the company’s vehicle distribution system;
—	Chosen by Israel Local Authorities Data Processing Center to modernize systems from mainframe and ADABAS/Natural environment to UNIX and Java;
—	Selected by the IT service provider for Gulf States Toyota, Inc., a major Toyota distributor, to modernize the company’s vehicle distribution system;
—	Desjardins General Insurance Group selected BluePhoenix for strategic modernization project to provide an improved technological infrastructure;
—	Successful completion of an IBM OS/390 to HP Unix platform migration and DB2 to Oracle database migration project for Rural Servicios Informáticos (RSI).

“We have added over forty new customers during 2006 and are expecting significant growth in revenues and in the number of projects that we will support during 2007,” stated Kilman. “In preparation for this expansion, we are anticipating the need to expand our off-shore delivery centers. As part of this process, we will evaluate the viability of moving or consolidating support and delivery centers to continue to increase efficiencies and margins, while providing customers with excellent delivery and support.

In addition, we will invest in additional sales offices in Europe and in Asia Pacific. We expect to see continued growth in revenues and in the number of projects that we will carry out. We see 2007 as the beginning of a ‘new wave’ in our business.”

BluePhoenix will host a conference call on Monday, February 12th, 2007 at 10am EST (17:00 in Israel). Arik Kilman, CEO and Iris Yahal, CFO, will discuss the Company’s fourth quarter and FY 2006 financial results.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1-(866)-254-5942
All Outside the US: +1-(612)- 332-1210

Callers should reference “BluePhoenix Solutions Fourth Quarter and Year End Results 2006” to the AT&T conference call operator.

An automated replay of the conference call will be available from February 12th 01:30 P.M. until February 14th at 11:59 P.M. (EST).

To access the replay, please call:

From the US: 1-(800)-475-6701
All Outside the US: +1-(320)-365-3844

and enter the BluePhoenix Solution access code of 862383.

The automated replay can also be accessed at any time through our Web site, under the investor relations section.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel. The Company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

For more information, please visit our Web site at www.bphx.com.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Non-GAAP Financial Measures

To supplement BluePhoenix’s consolidated financial statements presented in accordance with GAAP, BluePhoenix provides non-GAAP net income (loss) and non-GAAP net income (loss) per share data. The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’s GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’s core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’s performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’s historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Non-GAAP Calculation of Net Income (Loss) Excluding Special Items ” following the text of this press release.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

All names and trademarks are their owners’ property.
Company Contact: Iris Yahal +972-9-9526110
Investor Contact: Paul Holm +1-212-4967238

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMETS OF OPERATIONS
(in thousands,except per share data)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
	Unaudited		Unaudited

Revenues	$18,290	$15,443	$68,004	$58,947

Cost of revenues	7,674	6,432	28,515	25,379

Gross profit	10,616	9,011	39,489	33,568

Software development costs, net	2,587	2,090	9,400	8,006

Selling, general and administrative expenses	5,339	5,192	21,170	20,553

	2,690	1,729	8,919	5,009

Depreciation	325	182	979	1,058

Operating income	2,365	1,547	7,940	3,951

Financial expenses, net	(1,058)	(457)	(3,505)	(1,978)

Other income, net	-	7	282	104

Income before taxes	1,307	1,097	4,717	2,077

Taxes on income	(326)	146	(272)	149

	1,633	951	4,989	1,928

Minority interest	(255)	(142)	(317)	(139)

Net income	$1,378	$809	$4,672	$1,789

Basic earnings per share	0.10	0.06	0.34	0.13

Diluted earnings per share	0.09	0.06	0.33	0.13

Common shares outstanding	14,092	13,558	13,889	13,557

Common shares assuming dilution	14,640	13,956	14,371	13,960

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31 2006	December 31 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,627	$10,791
Marketable securities	1,053	-
Accounts receivable:
Trade	26,489	18,143
Other	3,096	2,495

Total current assets	42,265	31,429

LONG-TERM TRADE RECEIVABLES	1,390	-

INVESTMENTS	-	370

PROPERTY AND EQUIPMENT, NET
Cost	12,092	11,465
Less - accumulated depreciation	9,945	9,305

	2,147	2,160

OTHER ASSETS, NET	81,664	65,732

Total assets	$127,466	$99,691

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	$609	$14,095
Convetible debentures	4,482	-
Accounts payable and accruals:
Trade	4,594	3,088
Deffered revenue	7,790	2,776
Other	6,847	6,924

Total current liabilities	24,322	26,883

LONG-TERM LIABILITIES:
Convetible debentures	14,049	4,342
Accrued severance pay, net	1,718	1,309
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	20,109	8,389

Total long-term liabilities	37,847	16,011

MINORITY INTEREST	5,348	5,031

SHAREHOLDERS' EQUITY	59,949	51,766

Total liabilities and shareholders' equity	$127,466	$99,691

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

Non- GAAP Calculation Of Net Income
(in thousands,except per share data)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
	Unaudited		Unaudited

Net income	$1,378	$809	$4,672	$1,789

Noncash financial expenses mainly
related to convertible debentures	352	91	1,214	556

Net income excluding special items	$1,730	$900	$5,886	$2,345

Basic earnings per share	0.12	0.07	0.42	0.17

Diluted earnings per share	0.12	0.06	0.41	0.17

Common shares outstanding	14,092	13,558	13,889	13,557

Common shares assuming dilution	14,640	13,956	14,371	13,960